17009975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC

SEC FILE NUMBER
8- 68219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bank Puerto Rico Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Ponce De Leon Avenue, Stop 23 - Lobby
(No. and Street)

San Juan	Puerto Rico	00908-0146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Wisniewski 678-640-2120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue, Suite 1100	San Juan	Puerto Rico	00918-1819
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carrie Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

Financial & Operations Principal
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Index
December 31, 2016

This report contains (check all applicable boxes):

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Changes in Stockholder's Equity
( )	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Cash Flows
(x)	(g)	Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 (Schedule I)
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing Any Material Inadequacies Found To Exist Or Found To Have Existed Since The Date of the previous audit (not applicable)
(x)	(o)	Report of Independent Registered Public Accounting Firm on Exemption Report.
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable)

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have audited the accompanying statement of financial condition of FirstBank Puerto Rico Securities, Corp. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 28, 2017

License No. 21
Expires December 1, 2019


E256149
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
$5.00

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and due from banks	$	886,428
Time deposit with other financial institution		2,500,000
Total cash and cash equivalents	$	3,386,428
Prepaid income tax		153,308
Deferred tax asset, net		8,060
Other assets		18,544
Total assets	$	3,566,340
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable to parent company	$	12,787
Accounts payable and deferred commissions		106,495
Total liabilities		119,282
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		299,000
Retained eamings		3,147,058
Total stockholder's equity		3,447,058
Total liabilities and stockholder's equity	$	3,566,340

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Income
For the Year Ended December 31, 2016

Revenues		
Commission fees	$	791,940
Interest income		29,001
Total revenues	$	820,941
Expenses		
Employees compensation and benefits		87,647
Communications and data processing		35,330
Taxes, other than income taxes, and supervisory fees		19,168
Business promotion		1,748
Professional and service fees		446,051
Occupancy and maintenance		34,634
Other expenses		20,362
Total expenses		644,940
Income before income taxes		176,001
Income taxes		163,371
Net income	$	12,630

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

Common stock outstanding:		
Balance at beginning of year	$	1,000
Common stock issued		-
Balance at end of year		1,000
Additional paid-in capital:		
Balance at beginning of year		299,000
Capital contribution from parent company		-
Balance at end of year		299,000
Retained earnings:		
Balance at beginning of year		3,134,428
Net income		12,630
Balance at end of year		3,147,058
Total stockholder's equity	$	3,447,058

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows provided from operating activities		
Net income	$	12,630
Adjustments to reconcile net income to net cash flows provided from operating activities		
Deferred income tax		153,265
Decrease in prepaid income taxes		10,106
Decrease in other assets		22,029
Decrease in accounts payable to parent company		(35,767)
Increase in accounts payable		25,371
Total adjustments		175,004
Net cash provided from operating activities		187,634
Cash and cash equivalents at beginning of year		3,198,794
Cash and cash equivalents at end of year	$	3,386,428

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity and Summary of Significant Accounting Policies

Reporting Entity

FirstBank Puerto Rico Securities, Corp. (the "Company") is organized under the laws of the Commonwealth of Puerto Rico ("Commonwealth") and is wholly-owned by FirstBank Puerto Rico, Inc. ("FirstBank" or "the parent company"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly-owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged in municipal securities underwriting and selling for local Puerto Rico municipal bond issuers ("Municipal Issuers") and other investment banking activities, such as advisory services, capital raise efforts on behalf of clients and assist clients in financial transaction structuring. The Company has in place networking or marketing agreements with other broker dealers with which it can conduct variable insurance or annuities business. As part of such networking agreements the Company may receive commissions or compensation in connection to business performed under the agreements. The Company does not handle any customer funds or securities, as all the clearing and compliance activities are performed by the broker dealers the Company has networking agreement with. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination and regulation of the Financial Industry Regulatory Authority ("FINRA"), and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform with generally accepted accounting principles in the United States of America ("GAAP") and the industry practices. The following is a description of the Company's most significant policies:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Revenue Recognition

Structuring, underwriters, and commission fees are recorded as income when earned and the services are performed and completed. Certain commission fees are deferred and recognized over time to account for the probability of charge backs related to commissions earned on networking agreements.

Cash and Cash Equivalents

For purpose of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from depository institutions, including time deposits with original maturities of twelve months or less. Time deposits considered cash and cash equivalent are highly liquid and readily convertible to known cash.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In estimating taxes, management assesses the relative merits and risk of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company has not recognized a liability for unrecognized tax benefits.

Group of Related Entities

The following related entities, as defined by the Internal Revenue Code for a New Puerto Rico (the 2011 PR Code), are engaged in active trade or business within Puerto Rico:

- First Bank Puerto Rico
- First Federal Finance Corp. (DBA Money Express)
- First Bank Puerto Rico Securities, Corp.
- First BanCorp.
- FirstBank Insurance Agency, Inc.
- First Bank Overseas Corp.
- First Management of Puerto Rico, Inc.
- FB Las Iguanas Holding, Corp.
- SM Galería Paseos SPV, LLC

2. Income Taxes

Under the 2011 PR Code, as amended, the Company is subject to graduate tax rates up to a maximum statutory rate of 39%.

Income tax expense of $163,371 for the year ended December 31, 2016 is primarily attributable to the establishment of a valuation allowance for all of the deferred tax assets related to, net operating losses carryforwards available. The income tax expense differed from the amounts computed by

applying the maximum statutory rate of 39% to pretax income mainly due to the amount of taxable income being subject to a lower rate under the graduate tax rate regim as follows:

	2016	
	Amount	**% of pre-tax income**
Computed income tax at statutory rate	$ 35,200	20%
Deferred tax valuation allowance	71,141	40%
Effect of the change in tax rate	57,029	32%
Total income tax provision (benefit)	$ 163,371	93%

The components of income tax benefit are summarized below:

		Income tax expense
Current tax expense	$	10,106
Deferred income tax expense		153,265
	$	163,371

The temporary differences that give rise to the deferred tax assets at December 31, 2016 are as follows:

		2016
Reserve for annuities	$	8,060
Net operating loss carryforwards		71,141
Total gross deferred tax asset		79,201
Less valuation allowance		(71,141)
Net deferred tax asset	$	8,060

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the relative impact of negative and positive evidence, including the Company's historical profitability and projected future taxable income in making this assessment. Based upon the Company's three

year cumulative loss position and considerations related to the Puerto Rico economic conditions, and their probable impact an the Company's revenue generating activities, management believes it is more likely than not that the Company will not realize the future benefits of deferred tax assets and established a valuation allowance for a portion of the deferred tax asset. The deferred tax asset includes net operating loss carryforwards of approximately $355,705 at the enacted tax rate which are available to offset future taxable income for a period of 10 years expiring in 2023 and 2025.

3. Subordinated Borrowings

The Company had a revolving subordinated loan agreement with FirstBank that matured on March 5, 2015. Under the agreement, the Company could borrow up to $50,000,000. The interest rate on this loan was equivalent to FirstBank's cost of funds for 90-days funding. All borrowings under this agreement qualified as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. This loan agreement was not renewed during the year ended December 31, 2016.

4. Related Party Transactions

The Company has an Expense Sharing & Management Agreement (the "Agreement") with First Bank under which FirstBank provides computer and other office equipment, and general managerial & administrative support and services. The Company also has a Lease Agreement with the parent company for office space. For the year ended December 31, 2016, the Company paid management fees and rent expense amounting of $3,120 and $8,931, respectively, and reimbursed all direct expenses to FirstBank on a monthly basis. Cash deposited with parent company amounted to $105,008. Accounts payable to the parent company amounted to $12,787 as of December 31, 2016. In addition, the Company has a Networking Agreement with our affiliate FirstBank Insurance Agency, Inc. under which the latter Company provides certain administrative and compliance services to facilitate the offer and sale of variable insurance products. Under such agreement, the Company paid a commission expense that amounted to $357,175 during December 31, 2016.

5. Benefit Plan

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1081.01(a) and (d)), (the "Plan") established by its parent company. The Company provides contributory retirement plans pursuant to Section 1081.01(a) and (d) of Puerto Rico Internal Revenue Code of 2011. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Additional matching contributions equal to a discretionary percentage of the amount salary deferrals can be approved by the Company as determined by its Board of Directors. Participants are permitted to contribute up to $15,000. During the year ended December 31, 2016 there was no expense related to the retirement plan.

6. Concentration of Credit Risk

As part of its ordinary course of business, the Company could be engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2016 is deposited with a local financial institution. These cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2016, cash in banks exceeded the federally insured limits by $3,031,419.

7. Clearance Agreements

The Company had a clearing and custody agreement with Sterne, Agee & Leach, Inc. ("Sterne Agee"). The agreement was terminated during 2016. Presently the Company is in the process of evaluating other potential clearing firms to engage with.

8. Commitments and Contingent Liabilities

The Company's lease agreement with FirstBank was amended during 2013 for a period of 3 years. The amended agreement has the option to extend the terms of the lease for five (5) year renewal periods upon the same terms and conditions of the agreement. At December 31, 2016, the minimum annual rental commitments under operating leases are as follows:

Year ending December 31,	Minimum Payments
2017	$ 9,075
2018	$ 9,075
2019	$ 9,075
	$ 27,225

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 of the SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was .04 to 1. At December 31, 2016, the Company had net capital of $3,143,387, which was $3,043,387 in excess of its required net capital of $100,000.

10. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2016 through February 28, 2017, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers
Pursuant to Rule 15c3-1
December 31, 2016

Schedule I

Computation of Net Capital		
Total stockholder's equity from statement of financial condition		$ 3,447,058
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net worth		3,447,058
Add:		
Subordinated borrowings allowable in computation of net worth		-
Total capital and allowable subordinated borrowings		3,447,058
Deductions/charges:		
Not allowable assets:		
Cash deposited in parent company	105,008	
Prepaid expenses	196	
Other deductions/charges	179,717	284,921
Net capital before haircuts		3,162,137
Haircuts on certificate of deposits		(12,500)
Early W/D charge on CD		(6,250)
Total net capital		$ 3,143,387
Aggregate indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 119,282
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness		$ 119,282
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 7,953
Minimum dollar requirement		100,000
Net capital requirement (greater of two amounts above)		100,000
Net capital		3,143,387
Excess net capital		3,043,387
Net capital less greater of 10% of aggregate idebtedness or 120% of minimum dollar requirement		3,023,387
Percentage of aggregate indebtedness to net capital		3.79%

(continued)

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2016 — Schedule I

Statement Pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission

Note: There are no material differences between the preceding computation and the Company's corresponding amended part II of Form X-17A-5 as of December 31, 2016.

See Accompanying Report of Independent Registered Public Accounting Firm

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2016 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

See Accompanying Report of Independent Registered Public Accounting Firm

1 First Bank Securities

FirstBank Puerto Rico Securities Corp.'s Exemption Report

FirstBank Puerto Rico Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)*; and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

The Company operated as a fully disclosed introducing broker/dealer through Sterne, Agee & Leach, Inc. until June 30, 2016. However, after the aforementioned date and including up to fiscal year-end of December 31, 2016, the Company did not have a clearing agreement in place, and had not entered into any client transactions during that period.

As such, we consider the Company to be in compliance with the provisions of provisions of 17 C.F.R. § 240.15c3-3 (k)*(2)(ii), except from July 1, 2016 until December 31, 2016 since the Company did not have a clearing agreement in place.*

FirstBank Puerto Rico Securities Corp.

I, Carrie Wisniewski, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Carrie Wisniewski

Chief Compliance Officer, Financial & Operations Principal
February 28, 2017

1519 Ponce de León Ave.
San Juan, PR 00909-1732
P O Box 9146
San Juan, PR 00908-0146

Tel 787-729-8333
Fax 787-725-8339

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have reviewed management's statements, included in the accompanying FirstBank Puerto Rico Securities, Corp. Exemption Report (the Exemption Report), in which (1) FirstBank Puerto Rico Securities, Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 28, 2017

License No. 21
Expires December 1, 2019


E256158
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
sello
$5.00

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by FirstBank Puerto Rico Securities, Corp. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2017

License No. 21
Expires December 1, 2019


E256153
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
sello
$5.00